Vera Bradley, Inc.

2208 Production Road

Fort Wayne, Indiana 46808

April 15, 2011

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-0409

Re:	Request for Withdrawal of Post-Effective Amendment No. 1 to
Registration Statement on Form S-1 (File No. 333-173277) filed on
April 13, 2011 (Accession No. 0001193125-11-096118)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Vera Bradley, Inc. (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-173277) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 13, 2011. Post-Effective Amendment No. 1 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system and is currently reflected as a post-effective amendment filed to provide updated prospectus information (POS AM) instead of a post-effective amendment filed solely to add exhibits to a registration statement (POS EX) pursuant to Rule 462(d) under the Securities Act as was stated on the face of the filing. The Company wishes to withdraw Post-Effective Amendment No. 1 to correct this error. The Company intends to file a revised Post-Effective Amendment No. 1 solely to rectify the EDGAR filing error specified above.

Please contact our counsel, Arlene K. Lim of Winston & Strawn LLP, at (312) 558-6061 if you have any questions.

Very truly yours, Vera Bradley, Inc.

By:	/s/ Michael C. Ray
Michael C. Ray
Chief Executive Officer

cc:	Arlene K. Lim